Exhibit 4(a)(3)

DESCRIPTION OF CLASS A COMMON STOCK

The following description of Lamar Advertising Company’s (the “Company”, “we” or “our”) Class A common stock is based upon our amended and restated certificate of incorporation, as amended and in effect (the “Charter”), our amended and restated bylaws (the “Bylaws”), and applicable provisions of law. We have summarized certain portions of the Charter and Bylaws below. The summary is not complete. The Charter and Bylaws are incorporated by reference herein. We encourage you to read carefully this summary, the Charter, the Bylaws and the other documents we refer to herein for a more complete understanding of the Company’s Class A common stock.

Authorized and Outstanding Capital Stock

The Charter authorizes us to issue up to 500 million shares of capital stock consisting of 362.5 million shares of Class A common stock, par value $0.001 per share, 37.5 million shares of Class B common stock, par value $0.001 per share, and 100 million shares of undesignated preferred stock, par value $0.001 per share, of which 5,720 shares are designated Series AA preferred stock. We refer to the Class A common stock and the Class B common stock collectively as our common stock.

As of December 31, 2019, there were 86,093,300 shares of Class A common stock outstanding, 14,420,085 shares of Class B common stock outstanding and 5,720 shares of our Series AA preferred stock outstanding. The shares of common stock and preferred stock outstanding are fully paid and nonassessable. Under Delaware law, stockholders generally are not personally liable for a corporation’s acts or debts.

Dividends

As a real estate investment trust (“REIT”), we must annually distribute to our common stockholders an amount equal to at least 90% of our REIT taxable income (determined before the deduction for distributed earnings and excluding any net capital gain). Generally, we expect to distribute all or substantially all of our REIT taxable income to avoid being subject to income tax or excise tax on undistributed REIT taxable income. The amount, timing and frequency of future distributions will be at the sole discretion of our Board of Directors and will be declared based upon various factors, a number of which may be beyond our control, including our financial condition and operating cash flows, the amount required to maintain REIT status and reduce any income and excise taxes that we otherwise would be required to pay, limitations on distributions in our existing and future debt instruments, our ability to utilize net operating losses (“NOLs”) to offset our distribution requirements, limitations on our ability to fund distributions using cash generated through our taxable REIT subsidiaries (“TRSs”) and other factors that our Board of Directors may deem relevant.

Our Series AA preferred stock is entitled to preferential dividends, in an annual aggregate amount of $364,904, before any dividends may be paid on the common stock. All dividends related to the Company’s preferred stock are paid on a quarterly basis. In addition, the Company’s senior credit facility and other indebtedness have terms restricting the payment of dividends.

Redemption Provisions

Our common stock is redeemable in the manner and on the conditions permitted under Delaware law and as may be authorized by our Board of Directors. Holders of our common stock have no right to subscribe to new issuances of common stock. Any outstanding shares of Class A common stock or Class B common stock that we subdivide by stock split or recapitalization, or combine by reverse stock split or otherwise, will be subdivided or combined on an equal basis.

Voting Rights

Our Class A common stock and Class B common stock have the same rights and powers, except that a share of Class A common stock entitles the holder to one vote and a share of Class B common stock entitles the holder to ten votes. Except as required by Delaware law, the Class A common stock, Class B common stock and Series AA preferred stock vote together as a single class. Generally, all matters to be voted on by stockholders must be approved by a majority (or by a plurality in the case of election of directors) of the votes entitled to be cast by all shares of our common stock and preferred stock present in person or by proxy. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve any amendment to the certificate of incorporation that would increase or decrease the par value of that class, or modify or change the powers, preferences or special rights of the shares of any class so as to affect that class adversely. The Charter, however, allows for amendments to increase or decrease the number of authorized shares of Class A common stock or Class B common stock without a separate vote of either class.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily, the holders of our common stock will be entitled to share ratably in all assets available for distribution after payment in full to creditors and payment in full to holders of any class of preferred stock then outstanding of any amount required to be paid to them.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account certain options to acquire shares of stock) may be owned, directly or indirectly or through application of certain attribution rules by five or fewer “individuals” (as defined in the Code to include certain entities such as private foundations) at any time during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made).

The Charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements. The relevant sections of the Charter provide that, subject to the exceptions described below, no person or entity may actually own or be deemed to own by virtue of the applicable constructive ownership provisions more than 5% of the outstanding shares of our common stock (based on the total combined number of Class A common stock and Class B common stock), excluding any shares of our stock that are not treated as outstanding for federal income tax purposes. We refer to these restrictions as the “ownership limitation provisions.”

The Charter further prohibits:

•	any person from owning shares of our stock if such ownership would result in our failing to qualify as a REIT for federal income tax purposes; and

•

any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code, generally without reference to any rules of attribution).

In establishing the ownership limitations the Board of Directors considered the relative values of the Class A common stock and the Class B common stock and the value of the Company’s stock owned by the Reilly family, including Kevin P. Reilly, Jr., Sean E. Reilly and their affiliates. The Board of Directors established a separate share ownership limitation for certain Permitted Transferees (as in the Charter) that allows them, subject to certain limitations, to own actually and by virtue of the applicable constructive ownership provisions no more than 19% of the outstanding shares of our common stock and, during the second half of any taxable year other than our first taxable year as a REIT, no more than 33% in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case excluding any shares of our stock that are not treated as outstanding for federal income tax purposes. In determining the foregoing values the Board of Directors, among other things, consulted with an independent nationally recognized valuation advisor.

A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limitation provisions or any of the other restrictions on ownership and transfer of our stock discussed below, and, if appropriate in the context, any person or entity that would have been the record owner of such shares, is referred to as a “prohibited owner.”

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned constructively by one individual or entity. As a result, the acquisition of less than 5% in the number of shares of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of the applicable ownership limits described above.

The Charter provides that, upon request, the Board of Directors will, prospectively or retroactively, waive the ownership limitation provisions with respect to a particular stockholder, and establish a different ownership limit for the stockholder, unless the Board of Directors determines in its sole judgment that such stockholder’s increased ownership could result in any of our rental income failing to qualify as such for REIT testing purposes as a result of the “related party tenant” rules that apply to REITs. In granting such waiver, the Board of Directors may also require the stockholder receiving such waiver to make certain representations, warranties and covenants related to our ability to qualify as a REIT. In addition, the Charter provides that the Board of Directors may waive the ownership limitation provisions in circumstances where a stockholder’s ownership could result in rental income failing to qualify as such for REIT testing purposes, provided that the Board of Directors determines that receipt of such income would not adversely affect our ability to qualify as a REIT.

As a condition of such waiver, the Board of Directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to the Board of Directors, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and such representations and undertakings as are reasonably necessary to make the determinations above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limitation provisions or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limitation provisions and other restrictions on ownership and transfer of our stock described above will not apply if the Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to the Charter, if any purported transfer of our stock or any other event otherwise would result in any person violating the ownership limitation provisions or such other limitation as established by the Board of Directors or would result in our failing to qualify as a REIT, then that number of shares in excess of the ownership limit or causing us to fail to qualify as a REIT (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. However, if any purported violation applies to a holder (actual or constructive) of shares of Class B common stock, generally before the application of any trust transfer provisions the number of shares of Class B common stock sufficient to cure or prevent the ownership limitation violation (rounded up to the nearest whole share) will be automatically converted into shares of Class A common stock. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or other restriction in the Charter or our failing to qualify as a REIT, then the Charter provides that the transfer of shares resulting in such violation will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code, generally without reference to any rules of attribution), then any such purported transfer will be automatically void and of no force or effect and the intended transferee will acquire no rights in the shares.

The trustee must sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limitation provisions or other restrictions on ownership and transfer of our stock; provided that the right of the trustee to sell the shares will be subject to the rights of any person or entity to purchase such shares from the trust that we establish by an agreement entered into prior to the date the shares are transferred to the trust. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of: (a) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the fair market value of such shares on the day of the transfer or other event that resulted in the transfer of such shares to the trust), and (b) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividends or other distributions paid to the prohibited owner and owed by the prohibited owner before our discovery that the shares had been transferred to the trust and that is owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to the trust, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares and may also exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Delaware law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If the Board of Directors determines in good faith that a proposed transfer or other event has taken place that would violate the restrictions on ownership and transfer of our stock set forth in the Charter, the Board of Directors will take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Following the end of each REIT taxable year, every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of any class or series of our stock must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitation provisions. In addition, any person or entity that is an actual owner, beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for an actual owner, beneficial owner or constructive owner must, upon request, disclose to us such information as we may request in good faith in order to determine our qualification as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of the Company that might involve a premium price for our common stock that our stockholders believe to be in their best interest.

Board of Directors

The Bylaws provide that our business and affairs be managed by the Board of Directors, which must consist of not less than one director, none of whom needs to be a stockholder.

The number of directors may be increased at any time, such increase to be effective immediately unless otherwise specified in the resolution, by vote of a majority of the directors then in office. Directors must be elected at each annual meeting of stockholders by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present to hold office until the next annual meeting of stockholders and until the election and qualification of their respective successors. Election of directors need not be by written ballot.

The Bylaws provide that, unless and until filled by the stockholders and except as otherwise provided by the Charter, any vacancy on the Board of Directors, including one created by an increase in the number of directors and an unfilled vacancy resulting from the removal of any director, will be filled by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director. Under Delaware law, directors may be removed, with or without cause, by the stockholders. The vacancy or vacancies created by the removal of a director may be filled by the stockholders at the meeting held for the purpose of removal, or if not so, by the directors as described above.

Meeting of Stockholders; Right to Call Special Meetings; Action by Written Consent

Under the Bylaws, annual meetings of stockholders are to be held at a date and time as determined by the Board of Directors or by an officer designated by the Board of Directors. Special meetings of the stockholders may be called at any time by the president or by a majority of the Board of Directors. The Board of Directors may postpone or reschedule any previously scheduled annual or special meeting of the stockholders. At any meeting of stockholders, only business that was properly brought before the meeting will be conducted. The Bylaws provide that any action required or permitted by Delaware to be taken at any annual or special meeting may be taken without a meeting by the written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Advance Notice Requirements for Director Nominations and Stockholder Proposals

The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for directors or bring other business before a stockholder meeting. Nominations for persons as directors may be made only by or at the direction of the Board of Directors or by any stockholder who is a stockholder of record at the time of giving of notice who is entitled to vote in the election of directors if the stockholder timely complies with the notice procedures set forth in the Bylaws. The stockholder’s written notice also must set forth certain information regarding the stockholder and the nominee and certain other information as set forth in the Bylaws. Stockholder proposals, other than nominations of persons for election as directors, may be made by a stockholder (i) who is a stockholder of record at the time of the giving of notice, (ii) who is entitled to vote at the meeting, (iii) who has given timely notice of the business in writing to the secretary of the Company and (iv) such business is properly brought forth before the meeting, in accordance with the Bylaws. The stockholder’s written notice also must set forth a brief description of the business desired to be brought before the meeting and certain other information as set forth in the Bylaws.

To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (i) in the case of an annual meeting only, not earlier than the 120th day and not later than the close of business on the 90th day prior to the anniversary date of the prior year’s annual meeting or (ii) if there was no annual meeting in the prior year, or the date of the current year’s annual meeting is more than 30 days before or more than 70 days after the anniversary date of the prior year’s annual meeting, or if clause (i) does not apply, not earlier than the 120th day prior to the date of the current year’s annual meeting or a special meeting and not later than the close of business on the later of the 90th day prior to the date of such annual or special meeting or the date 10 days after the day on which notice of the date of the current year’s annual meeting or the special meeting was mailed or public disclosure was made.

Amendments to Governing Documents

The Charter may be amended by the Company in the manner prescribed by Delaware law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve any amendment to the certificate of incorporation that would increase or decrease the par value of that class, or modify or change the powers, preferences or special rights of the shares of any class so as to affect that class adversely. The Charter, however, allows for amendments to increase or decrease the number of authorized shares of Class A common stock or Class B common stock without a separate vote of either class. The Bylaws provide that the Bylaws may be altered, amended or repealed or new bylaws may be adopted by (i) the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present or (ii) the affirmative vote of a majority of the votes represented by the shares of the stockholders constituting a quorum present at any regular meeting of the stockholders, or at any special meeting of the stockholders, provided that notice of such alteration, amendment, repeal or adoption of new bylaws have been stated in the notice of such special meeting.

Certain Anti-Takeover Effects of our Governing Documents

Certain provisions of the Charter, described below, as well as the ability of the Board of Directors to issue additional classes and shares of preferred stock and to set voting rights, preferences and other terms of the preferred stock, could delay, defer, or prevent a transaction or a change in control of the Company that might involve a premium for holders of the Company’s common stock or might otherwise be in their best interests.

Removal of Directors

Delaware law provides that any or all of the directors may be removed at any time, either with or without cause by a vote of our stockholders, provided, however that a vote of a majority of the shares outstanding and entitled to vote is required to effect any such removal. This provision may delay or prevent our stockholders from removing incumbent directors.

Advance Notice of Director Nominations and Stockholder Proposals

The Bylaws include advance notice and informational requirements and time limitations on any director nomination or proposal that a stockholder wishes to make at a meeting of stockholders. A failure to comply with these timing and informational requirements can result in a stockholder’s director nomination or proposal not being considered at a meeting of stockholders.

Ownership Limitations

Primarily to protect us against the risk of losing our status as a REIT, the Charter contains provisions that limit the ownership by any person or entity of shares of any class or series of our capital stock. These provisions may have the effect of inhibiting or impeding a change in control.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is the American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219, telephone number (718) 921-8124.